SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PJT Partners Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

69343T107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69343T107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,311,725

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,311,725

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,311,725

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 69343T107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CC CVP Partners Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 69343T107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Financial Services Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,181,864

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,181,864

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,181,864

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 69343T107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Financial Services Capital Partners – B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
129,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
129,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 69343T107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,181,864

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,181,864

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,181,864

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 69343T107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Corsair IV Management - B, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
129,861

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
129,861

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
129,861

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1(a).	Name of Issuer:

PJT Partners Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

280 Park Avenue New York, New York 10017

Item 2(a).	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G are: CC CVP Partners Holdings, L.L.C., Corsair IV Financial Services Capital Partners, L.P., Corsair IV Financial Services Capital Partners – B, L.P., Corsair IV Management, LP, Corsair IV Management – B, LP and Corsair Capital LLC (collectively, the "Reporting Persons").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for each of the Reporting Persons is:

717 Fifth Avenue, 24th Floor New York, New York 10022

Item 2(c).	Citizenship:

Corsair Capital LLC and CC CVP Partners Holdings, L.L.C. are Delaware limited liability companies.

Corsair IV Management, LP, Corsair IV Management – B, LP, Corsair IV Financial Services Capital Partners, L.P. and Corsair IV Financial Services Capital Partners – B, L.P. are Cayman Islands exempted limited partnerships.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.01 per share ("Class A Common Stock")

Item 2(e).	CUSIP Number:

69343T107

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on such Reporting Person's cover page.

Corsair IV Financial Services Capital Partners, L.P. directly holds 1,181,864 shares of Class A Common Stock, and Corsair IV Financial Services Capital Partners – B, L.P. directly holds 129,861 shares of Class A Common Stock.  Corsair IV Management, LP is the general partner of Corsair IV Financial Services Capital Partners, L.P. and Corsair IV Management – B, LP is the general partner of Corsair IV Financial Services Capital Partners – B, L.P.  Corsair Capital LLC is the general partner of Corsair IV Management, LP and Corsair IV Management – B, LP.

(b)	Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Class A Common Stock listed on such Reporting Person's cover page.

Calculations of the percentage of shares of Class A Common Stock beneficially owned were determined based on 22,586,787 shares of Class A Common Stock deemed to be outstanding as of January 28, 2019, as reported by the Issuer in its prospectus supplement on Form 424B7 filed on February 1, 2019.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:

See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CC CVP Partners Holdings, L.L.C. transferred all of its shares of Class A Common Stock to Corsair IV Financial Services Capital Partners, L.P. and Corsair IV Financial Services Capital Partners – B, L.P.  Upon such transfer, CC CVP Partners Holdings, L.L.C. is no longer deemed to be the beneficial owner of any shares of Class A Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

CORSAIR CAPITAL LLC

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV MANAGEMENT, LP

By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV MANAGEMENT – B, LP

By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CC CVP PARTNERS HOLDINGS, L.L.C.

By Corsair IV Management, LP, its Managing Member
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV FINANCIAL SERVICES PARTNERS, L.P.

By Corsair IV Management, LP, its General Partner
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV FINANCIAL SERVICES PARTNERS - B, L.P.

By Corsair IV Management – B, LP, its General Partner
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of February 14, 2019, among the Reporting Persons.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $0.01 per share, of PJT Partners Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of February 14, 2019

CORSAIR CAPITAL LLC

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV MANAGEMENT, LP

By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV MANAGEMENT – B, LP

By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CC CVP PARTNERS HOLDINGS, L.L.C.

By Corsair IV Management, LP, its Managing Member

By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV FINANCIAL SERVICES PARTNERS, L.P.

By Corsair IV Management, LP, its General Partner
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner

CORSAIR IV FINANCIAL SERVICES PARTNERS – B, L.P.

By Corsair IV Management – B, LP, its General Partner
By: Corsair Capital LLC, its General Partner

By:	/s/ D.T. Ignacio Jayanti
	Name:	D.T. Ignacio Jayanti
	Title:	Managing Partner